Exhibit 99.1

Code of Business Conduct and Ethics

Introduction

This Code of Business Conduct and Ethics covers a wide range of business practices and procedures, and reflects the core values of honesty, responsibility and fairness of Franco-Nevada Corporation (the “Company”). It does not cover every issue that may arise, but sets out basic principles to guide all directors, officers and employees of the Company and its subsidiaries and affiliates (collectively, “Franco-Nevada Personnel”). All Franco-Nevada Personnel must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. This Code also should be provided to and followed by the agents and representatives, including advisors, of the Company and its subsidiaries and affiliates (the “Franco-Nevada Group”).

If a law conflicts with a policy in this Code, Franco-Nevada Personnel must comply with the law. If a local custom or policy conflicts with this Code, Franco-Nevada Personnel must comply with this Code. If you have any questions about these conflicts, you should ask the Franco-Nevada Group’s Chief Legal Officer how to handle the situation.

Franco-Nevada Personnel who violate the standards in this Code will be subject to disciplinary action, which could include the termination of their employment or other relationship with the Company. If you are in a situation that you believe may violate or lead to a violation of this Code, follow the guidelines described below under “Compliance Procedures”.

The Code

Compliance with Laws, Rules and Regulations

Obeying the law, both in letter and in spirit, is the foundation on which the Franco-Nevada Group’s ethical standards are built and is critical to our reputation and continued success. All Franco-Nevada Personnel must respect and obey the laws of the various jurisdictions in which the Company operates and avoid even the appearance of impropriety. Although not all Franco-Nevada Personnel are expected to know the details of these laws, it is important to know enough to determine when to seek advice from supervisors, managers or other appropriate personnel. The Franco-Nevada Group’s Chief Legal Officer (or delegate) is always available to assist Franco-Nevada Personnel in determining applicable legal requirements.

Conflicts of Interest

A “conflict of interest” exists when a person’s private interests interfere in any way with the interests of the Company. Franco-Nevada Personnel may also find it difficult to perform their work for the Franco-Nevada Group objectively and effectively if they or members of their families have received improper personal benefits through their position with the Franco-Nevada Group.

Loans to, or guarantees of obligations of, Franco-Nevada Personnel may present conflicts of interests.

It is almost always a conflict of interest for Franco-Nevada Personnel to work at the same time for a competitor or a person with whom the Franco-Nevada Group has a business relationship. Franco-Nevada Personnel are not allowed to work for a competitor as a consultant or board member. The best policy is to avoid any direct or indirect business relationship (except on behalf of the Franco-Nevada Group) with competitors of the Franco-Nevada Group or persons with whom the

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Franco-Nevada Group has business relationships. All outside interests must be brought to the attention of Franco-Nevada Group’s Chief Legal Officer before any action or commitment is undertaken.

Conflicts of interest are prohibited as a matter of Franco-Nevada Group policy, except under guidelines approved by the Board of Directors of the Company. Conflicts of interest may not always be clear-cut. If you have a question, you should consult with the Franco-Nevada Group’s Chief Legal Officer (or delegate). Any Franco-Nevada Personnel who become aware of a conflict or potential conflict should bring it to the attention of the Franco-Nevada Group’s Chief Legal Officer (or delegate) and consult the procedures described below under “Compliance Procedures”.

Confidentiality

Franco-Nevada Personnel must maintain the confidentiality of confidential information entrusted to them by the Company and persons with whom the Franco-Nevada Group does business, except when disclosure is authorized by the Chief Executive Officer or the Chief Legal Officer or is required by laws or regulations. Confidential information includes all non-public information that might be of use to competitors or harmful to the Franco-Nevada Group or the person to whom it relates if disclosed. The obligation to preserve confidential information continues even after Franco-Nevada Personnel cease to have a relationship with the Franco-Nevada Group.

Franco-Nevada Personnel who have access to confidential information are not permitted to use or share that information for stock trading purposes or for any other purpose except the conduct of the Franco-Nevada Group’s business. Compliance by all Franco-Nevada Personnel with the Company’s Policy Concerning Confidentiality, Fair Disclosure and Trading in Securities, as amended from time to time, is required, and all Franco-Nevada Personnel are required to sign the Franco-Nevada Group’s Confidentiality Agreement.

Corporate Opportunities

Franco-Nevada Personnel are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or positions without the consent of the Board of Directors and from using corporate property, information, or position for improper personal gain. No Franco-Nevada Personnel may compete with the Franco-Nevada Group directly or indirectly. Franco-Nevada Personnel owe a duty to the Franco-Nevada Group to advance its legitimate interests, before their own, when the opportunity to do so arises.

Protection and Proper Use of Company Assets

All Franco-Nevada Personnel should endeavor to protect the Franco-Nevada Group’s assets and ensure their efficient use. Theft, carelessness, and waste have a direct impact on the Franco-Nevada Group’s profitability. Any suspected incident of fraud, theft or other irregularity should be reported immediately to the Franco-Nevada Group’s Chief Legal Officer for investigation. Franco-Nevada Group equipment should not be used for non-Franco-Nevada Group business, other than incidental personal use; other use requires pre-approval by an immediate supervisor.

The obligation of Franco-Nevada Personnel to protect the Franco-Nevada Group’s assets includes the Franco-Nevada Group’s proprietary information. Proprietary information includes any information that is not known generally to the public or would be helpful to the Franco-Nevada Group’s competitors. Examples of proprietary information include intellectual property (such as trade secrets, patents, trademarks, copyrights, or scientific or technical engineering data), business, marketing and service plans, designs, databases, company guides, manuals, client information, salary information and any unpublished financial data and reports. Unauthorized use or distribution of this information would violate Franco-Nevada Group policy and could be illegal and result in civil or criminal penalties. The obligation to preserve the confidentiality of proprietary information continues even after Franco-Nevada Personnel cease to have a relationship with the Franco-Nevada Group.

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Franco-Nevada Group assets (such as funds, products or computers) may be used only for legitimate business purposes. Franco-Nevada Group assets may never be used for illegal purposes.

Competition and Fair Dealing

The Franco-Nevada Group seeks to excel and to outperform any competitors fairly and honestly through superior performance and not through unethical or illegal business practices. Taking proprietary information without the owner’s consent, inducing disclosure of that information by past or present employees of other persons or using that information is prohibited. Franco-Nevada Personnel should respect the rights of, and deal fairly with, the Franco-Nevada Group’s competitors and persons with whom the Franco-Nevada Group has a business relationship. No Franco-Nevada Personnel should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of proprietary information, misrepresentation of material facts or any other intentional unfair-dealing practice. Nor should any Franco-Nevada Personnel act in a manner that may be anti-competitive under anti-trust laws. The Franco-Nevada Group’s Chief Legal Officer (or delegate) is always available to assist Franco-Nevada Personnel in determining the application of those laws.

Gifts and Entertainment

Business gifts and entertainment are customary courtesies designed to build goodwill and constructive relationship among business partners. These courtesies may include such things as meals and beverages, tickets to sporting or cultural events, discounts not available to the general public, accommodation and other merchandise or services. A problem may arise when these courtesies compromise, or appear to compromise, the Franco-Nevada Group’s ability to make fair and objective business decisions or to gain an unfair advantage.

Offering or receiving any gift, gratuity or entertainment that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times and do not change during traditional gift-giving seasons.

No gift or entertainment should ever be offered, given, provided, authorized or accepted by any Franco-Nevada Personnel or their family members unless it is not a cash gift, is consistent with customary business practices, is not excessive in value, cannot be construed as a bribe or payoff, and does not violate any laws. Strict rules apply when the Franco-Nevada Group does business with governmental agencies and officials. Franco-Nevada Personnel should discuss with Franco-Nevada Group’s Chief Legal Officer any gifts or proposed gifts about which they have any questions.

Payments to Government Personnel

All Franco-Nevada Personnel must abide by all the laws of Canada as well as all the laws of the countries in which Franco-Nevada conducts business. In addition, all Franco-Nevada Personnel must comply with all laws prohibiting improper payments to domestic and foreign officials. Many countries in which the Company operates have specific laws, rules and regulations in this area which must be complied with.

Certain governments have laws regarding business gifts that may be accepted by government personnel. The promise, offer or delivery to an official or employee of various governments of a gift, favor or other gratuity in violation of these laws would not only violate Franco-Nevada Group policy but could also be a criminal offense. Illegal payments should not be made to government officials of any country. The Franco-Nevada Group’s Chief Legal Officer (or delegate) can provide guidance to Franco-Nevada Personnel in this area.

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Non-Discrimination, Anti-Harassment and Equal Opportunity

The diversity of Franco-Nevada Personnel is a tremendous asset. The Franco-Nevada Group is firmly committed to providing equal opportunity in all aspects of employment and will not tolerate any illegal discrimination or harassment of any kind. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Franco-Nevada Personnel are encouraged to speak with the Franco-Nevada Group’s Chief Legal Officer (or delegate), when a co-worker’s conduct makes them uncomfortable and to report harassment when it occurs. Compliance by all Franco-Nevada Personnel with the Company’s Non-Discrimination, Anti-Harassment and Equal Opportunity Policy, as amended from time to time, is required.

Health and Safety

The Franco-Nevada Group strives to provide all Franco-Nevada Personnel with a safe and healthy work environment. All Franco-Nevada Personnel have responsibility for maintaining a safe and healthy workplace by following health and safety rules and practices and reporting accidents, injuries and unsafe equipment, practices or conditions. Violence and harassment in the workplace are not permitted. The Company expects that all employees will be free of alcohol and drugs which could impair their judgment or affect their ability to perform their job safely while in the workplace. Compliance by all Franco-Nevada Personnel with the Company’s Health and Safety Policy, as amended from time to time, is required.

Accuracy of Company Records and Reporting

The Franco-Nevada Group requires honest and accurate recording and reporting of information to make responsible business decisions. The Franco-Nevada Group’s accounting records are relied upon to produce reports for our management, directors, shareholders, governmental agencies and persons with whom the Franco-Nevada Group does business. All of the Franco-Nevada Group’s financial statements and the books, records and accounts on which they are based must appropriately reflect the Franco-Nevada Group’s activities and conform to applicable legal and accounting requirements and to the Franco-Nevada Group’s system of internal controls. Unrecorded or “off the books” funds or assets should not be maintained unless required by applicable law or regulation.

All Franco-Nevada Personnel have a responsibility, within the scope of their positions, to ensure that the Franco-Nevada Group’s accounting records do not contain any false or intentionally misleading entries. The Franco-Nevada Group does not permit intentional misclassification of transaction as to accounts, departments or accounting records. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper accounts and in the proper accounting period.

Many Franco-Nevada Personnel use business expense accounts, which must be documented and recorded accurately. If Franco-Nevada Personnel are not sure whether a certain expense is legitimate, an immediate supervisor can provide advice.

Business records and communications often become public through legal or regulatory proceedings or the media. Franco-Nevada Personnel should avoid exaggeration, derogatory remarks, guesswork or inappropriate characterizations that can be misunderstood. This requirement applies equally to communications of all kinds, including e-mail, informal notes, internal memos, and formal reports.

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Use of E-mail and Internet Services

E-mail and internet services are provided by the Franco-Nevada Group to assist Franco-Nevada Personnel in carrying out their work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Franco-Nevada Personnel may not access, send or download any information that could be insulting or offensive to another person, such as sexually explicit messages, cartoons, jokes, unwelcome propositions, derogatory messages based on racial or ethnic characteristics or any other messages that could reasonably be viewed as harassment. Flooding the Franco-Nevada Group’s system with junk mail and trivia hampers the ability of the Franco-Nevada Group’s system to handle legitimate Franco-Nevada Group business and is prohibited.

Messages (including voice-mail) and computer information sent, received or created by Franco-Nevada Personnel are considered Franco-Nevada Group property and Franco-Nevada Personnel should recognize that these messages and information are not “private”. Unless prohibited by law, the Franco-Nevada Group reserves the right to access and disclose those messages and information as necessary for its business purposes. Franco-Nevada Personnel should use good judgement and not access, send messages or store any information that they would not want to be seen or heard by others.

Additional Policies

The Company may adopt additional policies, including without limitation, various accounting and finance and policies, a privacy policy, information systems use and internet and social networking policies, contract and document retention policies, human resources and employee conduct policies and other policies on topics or issues of importance to the proper and ethical conduct of the business of the Company and Franco-Nevada Personnel must seek out these policies and adhere to their purposes and specific terms.

Reporting Any Illegal Or Unethical Behavior

The Franco-Nevada Group has a strong commitment to the conduct of its business in a lawful and ethical manner. Franco-Nevada Personnel are expected to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and when in doubt about the best course of action in a particular situation. It is the policy of the Franco-Nevada Group not to allow retaliation for reports of misconduct by others made in good faith. It is, at the same time, unacceptable to file a report knowing that it is false. All Franco-Nevada Personnel are required to cooperate in internal investigations of misconduct.

Compliance Procedures

All Franco-Nevada Personnel must work to ensure prompt and consistent action against violations of this Code. However, in some situations it is difficult to know right from wrong. Since we cannot anticipate every situation that will arise, it is important that the Franco-Nevada Group have a way to approach a new question or problem. These are the steps to keep in mind:

Make sure you have all the facts. In order to reach the right solutions, we must be as fully informed as possible.

Ask yourself: What specifically am I being asked to do? Does it seem unethical or improper? This will help you to focus on the specific question you are faced with and the alternatives you have. Use your judgement and common sense - if something seems unethical or improper, it probably is.

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Clarify your responsibility and role. Are you qualified to do what is being asked? In most situations, there is shared responsibility. Are your colleagues informed? It may help to get others involved and discuss the problem.

Discuss the problem with Franco-Nevada Group’s Chief Legal Officer. This is the basic guidance for all situations. In many cases, Franco-Nevada Group’s Chief Legal Officer will be more knowledgeable about the question, and will appreciate being brought into the decision-making process. Remember that it is the responsibility of Franco-Nevada Group’s Chief Legal Officer to help solve problems.

You may report ethical violations in confidence and without fear of retaliation. If your situation requires that your identity be kept secret, your anonymity will be protected. The Franco-Nevada Group does not permit retaliation of any kind against employees for good faith reports of ethical violations.

Always ask first, act later: If you are unsure of what to do in any situation, seek guidance before you act.

Oversight

The Audit and Risk Committee of the Company’s Board of Directors (the “Committee”) shall review compliance with this Code on an annual basis.

The Chief Legal Officer shall oversee this Code and shall report directly to the Committee.

Responsibilities of the Chief Legal Officer

The Chief Legal Officer shall be responsible for:

establishing and maintaining the practices and procedures necessary to implement this Code and monitor compliance with its provisions;

disseminating this Code to all Franco-Nevada Personnel;

providing a training program on the substance of this Code for all Franco-Nevada Personnel as the Chief Legal Officer deems appropriate and at least on an annual basis;

procuring from all Franco-Nevada Personnel on an annual basis certification of understanding of and compliance with this Code;

establishing, maintaining and making accessible to all Franco-Nevada Personnel, a mechanism for the reporting, including anonymously if preferred, of actual or suspected violations of this Code, including through the Company’s Whistleblower Policy or Employee Complaint Procedures for Accounting and Auditing Matters; and

providing the Committee with reports on the operation of and compliance with the Code as necessary and at least once annually.

Date

Updated March 18, 2021.

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